SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH. D.C.
201

[redacted]

15048964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 PART III

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SEC FILE NUMBER
8-50325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RP&C International (Securities), Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Fifth Avenue, 20th Floor, Attention Redwall Partners
(No. and Street)

New York (City) NY (State) 10111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul F. Ebert 212-809-7171 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hall, Kistler & Company LLP
(Name - if individual, state last, first, middle name)

220 Market Avenue, S., Suite 700, Canton, Ohio 44702
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Joseph Borg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RP&C International (Securities), Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

DAVID P. QUINT, Attorney
NOTARY PUBLIC - STATE OF OHIO
My commission has no expiration date.
Section 147.03 R. C.

Notary Public

Signature

DIRECTOR / SECRETARY
Title

This report **contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

soundideas. solidanswers.

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
RP&C International (Securities), Inc.
New York, New York

We have audited the accompanying financial statements of RP&C International (Securities), Inc. (a State of Texas corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity and changes in cash flow for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. RP&C International (Securities), Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of RP&C International (Securities), Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of RP&C International (Securities), Inc.'s financial statements. The supplemental information is the responsibility of RP&C International (Securities), Inc.'s management.

Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hall, Kistler & Co., LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
February 23, 2015

STATEMENT OF FINANCIAL CONDITION

RP&C INTERNATIONAL (SECURITIES), INC.

December 31, 2014

ASSETS

Cash	$	123,031
Accounts receivable:		
Related party - RP&C International, Inc.		438,556
Trade		3,855
Prepaid assets		2,836
Membership - FINRA		6,000
	$	574,278

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accrued expenses	$	11,960
		11,960
SHAREHOLDER'S EQUITY		
Capital stock:		
Common, $1 par value:		
1,000 shares authorized, 1 share issued and outstanding		1
Additional paid-in capital		184,999
Retained earnings		377,318
		562,318
	$	574,278

See report of independent registered public accounting firm and notes to financial statements.

STATEMENT OF INCOME

RP&C INTERNATIONAL (SECURITIES), INC.

For the year ending December 31, 2014

REVENUES		
Investment advisory fees	$	190,500
Interest		144
		190,644
EXPENSES		
Commissions		112,167
FINOP fees		30,000
Accounting and auditing		11,065
Consultancy fee		10,000
FINRA membership costs		3,558
Travel		4,230
Miscellaneous		2,972
		173,992
INCOME BEFORE INCOME TAX		16,652
Income tax - current		5,662
NET INCOME	$	10,990

See report of independent registered public accounting firm and notes to financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

RP&C INTERNATIONAL (SECURITIES), INC.

For the year ending December 31, 2014

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL SHAREHOLDER'S EQUITY
Balance at January 1, 2014	$ 1	$ 184,999	$ 366,328	$ 551,328
Net income	-	-	10,990	10,990
Balance at December 31, 2014	$ 1	$ 184,999	$ 377,318	$ 562,318

See report of independent registered public accounting firm and notes to financial statements.

STATEMENT OF CHANGES IN CASH FLOWS

RP&C INTERNATIONAL (SECURITIES), INC.

For the year ending December 31, 2014

Cash flows from operating activities:		
Net income	$	10,990
Changes in assets and liabilities:		
Increase in accounts receivable		(9,920)
Increase in prepaid assets		(540)
Increase in accrued expenses		2,000
Net cash provided by operating activities		2,530
Net increase in cash		2,530
Cash at beginning of year		120,501
Cash at end of year	$	123,031

See report of independent registered public accounting firm and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

RP&C INTERNATIONAL (SECURITIES), INC.

December 31, 2014

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

RP&C International (Securities), Inc. (the "Company") is a registered broker/dealer in New York and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of RP&C International, Inc. ("RP&C, Inc."). The Company receives income related to private placements of securities to U.S. investors. It also provides investment banking and advisory services.

NOTE B - ACCOUNTING POLICIES

The Company uses the accrual method of accounting.

The Company considers all highly liquid investments with maturities of three months or less at the date of acquisition to be cash equivalents.

Membership in the FINRA is carried at cost. Management assesses impairment from time to time, and no write-down was necessary as of December 31, 2014.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

No allowance for doubtful accounts was deemed necessary for accounts receivable from trade or the related party.

The Company and RP&C, Inc. file a consolidated Federal income tax return. Federal income tax expense is calculated utilizing the current enacted tax rate of RP&C, Inc. The Company records its share of the consolidated income tax expense (benefit) and that amount is either remitted to or received from RP&C, Inc.

The Company adopted the provisions of FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes.* The provisions prescribe a two-step process for recognizing and measuring income tax uncertainties. First, a threshold condition of "more likely than not" should be met to determine whether any of the benefit from an uncertain tax position should be recognized in the financial statements. If the

NOTE B - ACCOUNTING POLICIES (CONTINUED)

recognition threshold is met, FASB ASC 740-10 provides additional guidance on measuring the amount of the uncertain tax position. The Company may recognize a tax benefit from an uncertain tax position under FASB ASC 740-10 only if it is more likely than not that the tax position will be sustained on examination by taxing authorities based on the technical merits of the position. The tax benefit recognized in the financial statements from an uncertain position should be measured under FASB ASC 740-10 based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FASB ASC 740-10 also provides guidance on derecognition, classification, transition and increased disclosure of uncertain tax positions. The Company recognized no liability for unrecognized tax benefits resulting from the adoption of FASB ASC 740-10 for the initial application date and as of December 31, 2014.

The Company files a consolidated return with its parent, RP&C, Inc. During the year ended December 31, 2014, the parent has not incurred any interest or penalties on its income tax returns. The parent's tax returns are subject to possible examination by the taxing authorities. For Federal income tax purposes the tax returns essentially remain open for possible examination for a period of three years after the date on which those returns are filed.

Subsequent Events

The Company has evaluated subsequent events through February 23, 2015, the date which the financial statements were available to be issued.

NOTE C - TRANSACTIONS WITH RELATED PARTY

For the year ended December 31, 2014, RP&C, Inc. paid net expenses of the Company totaling $4,624. Amounts receivable from RP&C, Inc. as of December 31, 2014 are $438,556. The Company paid $10,000 of consultancy expenses to RP&C, Inc. for the year ended December 31, 2014.

The Company paid commission expense to two entities that were owned directly or indirectly by shareholders of the Company totaling $112,167 for the year ended December 31, 2014.

NOTE D - CONCENTRATION OF CUSTOMERS

For the year ended December 31, 2014, 63% of the investment advisory fees were from one customer.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (rule 15c3-1) which requires maintaining the greater of $5,000 minimum net capital as a broker who does not carry customers' accounts or 6-2/3% of aggregate indebtedness. The SEC requires that the ratio of the aggregate indebtedness to the net capital shall not exceed 15 to 1. As of December 31, 2014, the Company had net capital, as defined, of $111,071 which was $106,071 in excess of its required net capital of $5,000 and aggregate indebtedness of $11,960. The aggregate indebtedness to net capital ratio, as defined, was .11 to 1.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

RP&C INTERNATIONAL (SECURITIES), INC.

December 31, 2014

NET CAPITAL		
Total shareholder's equity qualified for net capital	$	562,318
Deduct nonallowable assets:		
Accounts receivable:		
Related Party - RP&C International, Inc.		(438,556)
Trade		(3,855)
Prepaid assets		(2,836)
Membership - FINRA		(6,000)
NET CAPITAL	$	111,071
TOTAL AGGREGATE INDEBTEDNESS	$	11,960
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	5,000
Excess net capital	$	106,071
Net capital less 120% of minimum net capital required	$	105,071
Ratio: Aggregate indebtedness to net capital		.11 to 1

There were no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17-A-5 as of December 31, 2014.

See report of independent registered public accounting firm.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3

RP&C INTERNATIONAL (SECURITIES), INC.

December 31, 2014

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

See report of independent registered public accounting firm.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

RP&C INTERNATIONAL (SECURITIES), INC.

December 31, 2014

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule), and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

See report of independent registered public accounting firm.

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

soundideas. solidanswers.

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of RP&C International (Securities), Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) RP&C International (Securities), Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which RP&C International (Securities), Inc. claimed no obligations under 17 C.F.R. §240.15c3-3: and (2) RP&C International (Securities), Inc. stated that RP&C International (Securities), Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. RP&C International (Securities), Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RP&C International (Securities), Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Hall, Kistler & Co., LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
February 23, 2015

RP&C International (Securities) Inc Exemption Report

RP&C International (Securities) Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Signed: ______________________

RP&C International (Securities) Inc

I, Richard Borg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Director

6 February 2015

4008/rb/sm/Feb15